June 3, 2009
Via EDGAR and UPS overnight
Linda Cvrkel
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Re:	FreightCar America, Inc. Form 10-K for the year ended December 31, 2008 Filed March 13, 2009 Form 10Q for the quarter ended March 31, 2009 Filed May 11, 2009 File No. 000-51237
Dear Ms. Cvrkel:
On behalf of FreightCar America, Inc. (the “Company”), I am submitting this response to the comments of the staff on the above-referenced filings as set forth in your letter dated May 21, 2009.
In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the staff’s comments in its future reports on 10-K and 10-Q. For your convenience, the staff’s consecutively numbered comments are set forth below, followed by the Company’s responses. Amounts discussed below are in thousands except for stock option amounts which are shown as whole numbers.
Pursuant to your request, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended December 31, 2008
Consolidated Statements of Income, page 42
Comment No. 1

We note from your disclosure in Note 1 that the description of your business includes manufacture, rebuild, repair, sell and lease freight cars. In future filings, to the extent any of the revenues from services (i.e. rebuilding and repair) or from leasing freight cars exceeds 10% of total revenues, the amount of such revenues, and related cost of services, should be separately presented on the face of the statements of income. See Rule 5-03.1 of Regulation S-X. Also, your revenue recognition policy as disclosed in Note 2 should be expanded to disclose how you account for service related revenue.
Response to Comment No. 1
Note 17 Operating Segment and Concentration of Sales, provides additional detail regarding the Company’s revenues including the following categories: New railcar sales, Used railcar sales, Leasing revenues and Other sales. Other sales include revenues from repairs and parts sales. At the present time revenues from services (i.e. rebuilding and repair) or from leasing freight cars do not exceed 10% of total revenues for any period presented. If revenues from services or leasing exceed 10% of total revenues in future periods the Company will separately present the amount of such revenues, and related cost of services on the face of the statements of income as required by Rule 5-03.1 of Regulation S-X. In future 10-K filings the Company will expand its revenue recognition policy as disclosed in Note 2 to indicate that it recognizes service related revenue from rebuilding and repairs when all significant rebuilding or repair services have been completed and accepted by the customer.
Note 5 Leased railcars, page 50
Comment No. 2
We note your disclosure that you began offering railcar leasing to your customers and you are packaging the transactions and offering them for sale to leasing companies and financial institutions. Please tell us and revise your disclosure in future filings to explain in greater detail the nature, terms and significant provisions for such leasing transactions and how such transactions have or will be accounted for within you financial statements. As part of your response and revised disclosures, please describe the criteria/factors that the management evaluates in determining whether it is probable that a leased railcar will be sold within one year, including when and how often such evaluations are made (e.g. at the outset, monthly, quarterly, etc.). Provide us with any accounting guidance you relied upon in determining the appropriate accounting treatment. Also, in future filings, please disclose the useful life of the leased railcars that are depreciated.
Response to Comment No. 2
We will include the following revised disclosure in our future 10-K and 10-Q filings:
In response to competitive market conditions, the Company began offering railcar leasing to its customers on a selective and limited basis during 2008. The Company offers railcar leases to its customers generally at market rates with terms and conditions that have been negotiated with the customers. Railcar leases generally have terms of from three to seven years. It is the Company’s strategy to generally offer these leased assets for sale to leasing companies and financial institutions as market opportunities arise, rather than holding them to maturity.
Initially as of the date of manufacture and on a quarterly basis thereafter the Company evaluates leased railcars under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144 to determine if the leased railcars qualify as “assets held for sale”. If all of the held for sale criteria of SFAS No. 144 are met, including the determination by management that the sale of the railcars is probable, and transfer of the railcars is expected to qualify for recognition as a completed sale within one year, then the leased railcars are treated as assets held for sale and classified as current assets on the balance sheet (leased assets held for sale). In determining whether it is probable that the leased railcars will be sold within one year, management considers general market conditions for similar railcars and considers whether those market conditions are indicative of a potential sales price that will be acceptable to the Company to sell the cars within one year. Leased railcars held for sale are carried at the lower of carrying value or fair value less cost to sell and are not depreciated.
Leased railcars that do not meet all of the held for sale criteria are included in railcars on operating leases on the balance sheet and are depreciated over 40 years. Depreciation on railcars on operating leases was $369 for the year ended December 31, 2008.
The Company recognizes operating lease revenue on leased railcars on a straight-line basis over the life of the lease. The Company recognizes revenue from the sale of railcars under operating leases on a gross basis in manufacturing sales and cost of sales if the railcars are sold within 12 months as the manufacture of the railcars and the sale is within the 12 month period specified by SFAS No. 144 and represents the completion of the sales process. The Company recognizes revenue from the sale of railcars under operating leases on a net basis in leasing revenue as a gain (loss) on sale (i.e. net) of leased railcars if the railcars are held in excess of 12 months as the sale represents the disposal of a long-term asset.
Leased railcars at December 31, 2008 included leased railcars classified as held for sale of $11,703 and railcars on operating leases classified as long-term assets of $34,971. Due to a decline in asset values in the current market, an impairment write-down of $597 related to these railcars on operating leases was recorded during the year ended December 31, 2008. Leased railcars at December 31, 2008 are subject to lease agreements with external customers with terms of up to three years (leases with terms greater than three years have been executed during 2009). The Company had no leased railcars at December 31, 2007.
Future minimum rental revenues on leases at December 31, 2008 are as follows:

Year ending December 31, 2009	$3,610
Year ending December 31, 2010	3,299
Year ending December 31, 2011	2,303

$9,212

Note 13 Stock Based Compensation, page 60
Comment No. 3
We note your disclosure that in valuing the stock options granted in 2008, the expected life assumption was determined using the simplified method. Please explain to us, and disclose in future filings, why you believe it is appropriate to use the simplified method in determining the expected life assumption.
Response to Comment No. 3
The Company will revise future 10-K filings to disclose that the Company believes that it is appropriate to use the simplified method in determining the expected life assumption for options granted in 2008 because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term due to the limited period of time its shares have publicly traded and the limited number of stock option grants to date.
The Company issued its first public offering in April 2005 and granted stock options on a limited basis to certain executives prior to January 2008. Up until January 13, 2008 the Company’s stock option awards included 329,808 stock options granted in April 2005 to three named executive officers and 10,000 stock options granted in December 2005 to one additional named executive officer. In January 2008 the Company issued stock options to a broader base of its employees. The historical exercise data from the awards issued in 2005 may not be comparable to the January 2008 awards since the 2008 awards have been more widely granted to employees whose positions with the Company are below the named executive officer level. The Company believes that its option awards in 2008, which vest ratably over a three year period, qualify for use of the simplified method for “plain vanilla” options granted after December 31, 2007 as described in Staff Accounting Bulletin 110.
Form 10-Q for the quarter ended March 31, 2009
Note 4 Plant Closure
Comment No. 4
We note that in the three months ended March 31, 2009 you recognized $176 income for employee termination benefits and $203 income for insurance recoveries and other related costs. Please provide us details of the nature of these amounts and tell us why you believe it is appropriate to record these amounts as operating income.
Response to Comment No. 4

As described in Note 3 to our Form 10-K for the year ended December 31, 2008 the Company incurred plant closure charges of $20,037 and $30,836 for the years ended December 31, 2008 and 2007, respectively, which included costs and accruals for employee termination benefits and legal expenses. During the three months ended March 31, 2009, over accruals of $176 for employee termination benefits related to plant closure were reversed. During the three months ended March 31, 2009, an insurance recovery of $203 was received related to legal costs incurred related to the plant closure. As required by paragraph 19 of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” income from plant closure for the three months ended March 31, 2009 has been reported on the Company’s income statement on the same line that plant closure expenses were reported during the years ended December 31, 2008 and 2007.
If you have any questions, please contact me at (312) 928-0874.

Sincerely,
/s/ CHRISTOPHER L. NAGEL
Christopher L. Nagel
Vice President, Finance and Chief Financial Officer FreightCar America, Inc.

Two North Riverside Plaza,
Suite 1250
Chicago, IL 60606 USA
312.928.0874
FAX 312.328.0890
www.freightcaramerica.com